MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 2 YEAR: 2005
                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C. V.

                                 Final Printing
                                     ANNEX 2


                   COMPLEMENTARY NOTES TO FINANCIAL STATEMENTS

     1. Basis of presentation and consolidation

     Financial statements of the ICA and subsidiaries (the Company) are prepared in accordance with Mexican GAAP. Certain disclosures to financial statements have been summarized with respect to audited financial statements for the year ended December 31, 2004. Consequently, the reading and analysis of financial statements must be made in combination with annual financial statements.

     Financial statements of those companies in which Ica has control are included in the consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation.

     Foreign currency translation of subsidiaries financial statements. The financial statements of subsidiaries denominated in foreign currencies are translated into Mexican pesos by applying Bulletin B-15 "Foreign currency transactions and translation of financial statements of foreign operations" issued by the IMCP. Exchange differences generated by the translation of the financial statements of foreign subsidiaries that are not an extension of ICA's operations are presented in stockholders equity under the caption "Insufficiency from restatement of capital". The effect of translating the financial statements of such foreign subsidiaries for the year ended December 31, 2004 was Ps.95,115, The cumulative translation amount included in Insufficiency from restatement of capital at December 31, 2004 was Ps.242,016. For translation purposes, once the subsidiary financial statements are restated and re-expressed in currency of year end purchasing power of the country in which it operates, based on the same accounting policies as the Company, the following exchange rates are used:

     (i) Assets and liabilities (monetary and non monetary)- Exchange rate in effect at the balance sheet date.

     (ii) Common stock- Exchange rate in effect at the date on which contributions were made.

     (iii) Retained earnings- The exchange rate in effect at the end of the year such amounts were generated.

     (iv) Revenues, costs and expenses- The ending exchange rate of the period reported.

     2. Summary of significant accounting policies

     The accounting policies followed by the Company are in conformity with Mexican GAAP, which requires that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management,s best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

     a) Accounting method for the treatment of the effects of inflation

     The consolidated financial statements of the Company recognize the effects of inflation in accordance with bulletin B-10 integrated "Recognition of the effects of inflation in financial information" (bulletin B-10), issued by the IMCP. Bulletin B-10, requires the restatement of all comparative financial statements to constant mexican pesos as of the date of the most recent balance sheet presented.

     b) Cash equivalents

     Are stated at acquisition cost plus accrued interest or estimated realizable value, the least. Consist primarily of term deposits with original maturities of ninety days or less. Those cash equivalents whose availability is greater to a year they are presented like long-term cash equivalent.

     c) Construction Inventories

     inventories are valued at the price of the last purchase made during the period, without exceeding the realizable value.

    d) Real estate inventories

     Real estate inventories are restated using the specific cost method which uses net replacement values, similar to market values, based on appraisals made by independent appraisers. The financing cost incurred during the period of construction is capitalized and restated applying the NCPI.

     e) Long-lived Assets

     Long-lived assets consist of the following:

     o Property, Plant and Equipment-- Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized. Property, plant and equipment and related depreciation of foreign origin from Mexican subsidiaries are restated by means of a specific index, which uses the NCPI of the country of origin applied to the historical cost denominated in the foreign currency and are then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented.

     Depreciation is calculated using the straight-line method, over the useful life of the asset, beginning in the month in which the asset is placed in service. Depreciation begins when the operation asset initiated.


                                                   Useful      Remaining
                                                   lives     useful lives
                                               -------------  -----------

  Buildings...............................        20 to 50      12 to 31
  Machinery and equipment.................         4 to 10       1 to 3
  Office furniture, equipment and vehicles          4 to 7       2 to 3


     Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI.


     o Investment in Concessions-- Investments in concessions are restated using the NCPI, without exceeding their recoverable value.

     Total cost of financing incurred during the construction period is capitalized and adjusted for inflation as measured by the NCPI.

     Investments in concession projects are amortized during the concession period. Revenues from the operation of concession projects are recognized as concession revenues.

     Concessions held for sale are adjusted to their net estimated realizable value, using the best available valuation techniques, such as the present value of future net cash flows expected, or based on formal purchase bids.

     Investment in Affiliated Companies-- Investments in companies in which ICA has significant influence, but does not have control are accounted for using the equity method, which includes cost plus the Company's equity in undistributed earnings (loss), adjusted for the effects of inflation. The adjustment for the effects of inflation on equity is inherent in the equity method as the investee s financial statements are also prepared in accordance with Bulletin B-10.

     Whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, the Company evaluates long-lived assets and certain identifiable intangibles for impairment. Measurement of impairment is determined based on the difference between carrying value and estimated fair value. The estimated fair value is determined based on the particular circumstances of the concessions, machinery and equipment and intangibles.

     f) Provisions

     Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. When present obligation is possible that result in the use of economic resources, disclosures qualitatively in the financial statements notes. If the use of economic resources is remote, no disclosure in the financial statements

     g) Operating Cycle

     Assets related to construction contracts which may require more than one year to be completed and will be liquidated in the normal course of contract completion are reported as current assets.

     h) Accounting for construction contracts

     Construction contracts are accounted for using the percentage-of-completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. Revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. Changes in job performance and estimated profitability, including those arising from premiums derived from advance project conclusion, contract penalty provisions and final contract settlements, may result in revisions to revenues and are recorded in the same period in which the revisions are determined.

     The timing of revenue recognized is not necessarily related to amounts billable to customers under the terms of the various contracts. Management periodically evaluates the fairness of accounts receivable. Additional allowances for bad debt may be created in cases of an indication of collection difficulties, which are recorded to the results of the year in which the allowances are created. The estimate for such reserve is determined based on management s best judgment in accordance with prevailing circumstances at that time.

     Contract costs include all direct labor and materials, subcontractors and other initial costs of the project and allocations of indirect costs. Management periodically evaluates the fairness of estimates used to determine percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on non completed contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined. For projects that are financed by the Company where the contract value includes both the value of the work to be performed and the financing of the project, the comprehensive financing cost incurred for project development is included in the contract costs.

     i) Accounting for Real Estate Sales

     The sale of completed developments is recognized at the date of the signing of the respective sales contract where the rights and obligations of the property are transferred to the buyer and the Company has received at least 20% of the contract price. If there is uncertainty regarding future collection, the revenue is recorded when collected.

     j) Accounting for Low Income Housing Sales

     Revenues derived from sales of low income housing are recognized as revenue once the house is completed and credit is approved by the financing agency or the title of the house has passed to the buyer.

     k) Sales and Other Revenues

     Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.

     l) Post-Retirement Benefit Plans

     The liability derived from seniority premiums and the pension plan is recorded as such items are incurred, and calculated by independent actuaries using the projected unit credit method based on real interest rates. Consequently, the Company is recognizing a liability that, at current value, is estimated to be sufficient to cover the obligation resulting from these benefits at the estimated retirement date of its current group of employees. Severance is charged to results when paid by the Company.

     m) Maintenance and Repair Expenses

     Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

     n) Income Tax and Employee Statutory Profit Sharing

     The Company files a consolidated tax return, pursuant to the tax laws of Mexico.

     The provisions for income tax and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any tax benefits that are not expected to be realized. Management periodically evaluates its assumptions based on historical tax results and estimated tax profits.

     o) Asset Tax

     The Company files a consolidated asset tax return utilizing consolidation rules similar to those related to income taxes.

     Tax on assets paid and tax on assets that may be carried forward from previous years, that are expected to be recoverable, are recorded as an advance payment at estimated recoverable value at the date of the financial statements and are included in the balance sheet as a deferred tax asset.

     p) Derivative financial instruments

     The derivatives which the Company contracts to limit its exposure to risk from payments of interest at variable rates and exchange risks are valued using the same treatment as for the items being hedged, and their effect is recognized in results of the same period in which the item being hedged is recognized.

     q) Insufficiency from Restatement of Capital

     This item reflects the result of restating nonmonetary assets and liabilities as compared to the restatement of common stock, retained earnings and results of operations. It represents the difference between net nonmonetary assets restated by the specific costs method or the specific index method, and general inflation as measured by the NCPI.

     r) Restatement of Stockholders Equity

     Stockholders equity is restated using the NCPI from the respective dates such capital was contributed or earnings (loss) generated to the date of the most recent balance sheet presented.

     s) Foreign Currency Transactions

     Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances of monetary assets and liabilities are adjusted monthly at the market rate. The effects of exchange rate fluctuations are recorded in the statement of operations, except for those cases in which they can be capitalized.

     t) (Gain) Loss from Monetary Position

     The (gain) loss from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. It is calculated using the NCPI for each month as applied to the net monetary position at the beginning of the month. Values stated in current monetary units represent decreasing purchasing power over time. Losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net effect is presented in the consolidated statement of operations for the year, as part of financing cost, except in those cases in which it is capitalized.

     u) Concentration of Credit Risk

     Financial instruments which potentially subject the Company to credit risk consist principally of contract receivables and costs and estimated earnings in excess of billings (collectively, Construction Instruments) and other receivables. The Company believes that concentration of credit risk with respect to Construction Instruments is mitigated by the large number of customers comprising the Company's customer base and their geographical dispersion. Additionally, the Company believes that its potential credit risk is adequately covered by the allowance for doubtful accounts.

     v) Earnings (loss) per share

     Basic earnings (loss) per share is computed by dividing income (loss) of majority interest available to common stockholders by the weighted average number of common shares outstanding during the year.

     3. Stockholders Equity

     At June 30, 2005, the authorized common stock of the Company is Ps.3,177,448 and is represented by 1,868,889,516 of a single class of common stock without par value.


     4. Financing Cost


                                 TOTAL    CAPITALIZED  (INCOME) LOSS
                                -------   -----------  --------------
INTEREST EXPENSE ..........     256,493        584      255,909
INTEREST INCOME ...........    (136,391)      (363)    (136,028)
EXCHANGE LOSS (GAIN), NET .      21,654     11,199       10,455
GAIN FROM MONETARY POSITION      (9,439)      (689)      (8,750)
                                -------     ------      -------
TOTAL .....................     132,317     10,731      121,586
                                =======     ======      =======

     5. Extraordinary items (n/a)

     6. Effects at the beginning of the period for changes in accounting principles

     7. MONTHLY NET RESULTS (HISTORICAL AND RESTATED)


                                                                        Restated
                     Monthly net   Cumulative    Ending  Beginning   monthly
Month                  results     net results   factor   factor   net results
--------------------------------------------------------------------------------
2004
 JULIO .............    (37,600)    (37,600)       1.03     1.00    (41,050)
 AGOSTO ............     63,181      25,581        1.03     1.00     68,134
 SEPTIEMBRE ........     12,078      37,659        1.02     1.00     13,941
 OCTUBRE ...........     25,357      63,016        1.01     1.00     26,998
 NOVIEMBRE .........      5,425      68,441        1.00     1.00      6,183
 DICIEMBRE .........    220,223     288,664        1.00     1.00    223,336
  2005
 ENERO .............     19,840     308,504        1.00     1.00     20,097
 FEBRERO ...........     24,195     332,699        1.00     1.00     23,434
 MARZO .............     23,508     356,207        0.99     1.00     23,559
 ABRIL .............     14,610     370,817        0.99     1.00     13,110
 MAYO ..............     22,382     393,199        0.99     0.99     23,448
 JUNIO .............     28,515     421,714        1.00     0.99     29,403
                                                                 ----------
Net results of majority interest- last twelve months ............Ps.430,593
                                                                 ==========

     8. BUSINESS SEGMENT DATA

     For management purposes, the Company is organized into five major operating divisions, which are: civil construction, industrial construction, CPC-Rodio, real estate and housing development and infrastructure operations. The divisions are the basis on which the Company reports its primary segment information. The principal products for each of the operating segments are summarized below by the periods of six months ended June 30, 2005 and 2004:

----------------------------------------------------------------------------------------------------------------------------
THOUSAND PESOS JUNE-2005   CIVIL   INDUSTRIAL      CPC         TOTAL                 INFRAEST.
       CONCEPT              CONST.      CONST.     RODIO     CONSTRUC     HOUSING   OPERATIONS       OTHER       CONSOL.
-----------------------------------------------------------------------------------------------------------------------------
REVENUES .............  4,278,196   3,667,245    1,115,800   9,061,241    731,662      224,227      145,204    10,162,234
INTERSEGMENT REVENUES
 AND OTHER ...........  1,347,788     278,171            0   1,625,959    190,749       37,983      136,591     1,991,282
EXTERNAL REVENUES ....  2,930,408   3,389,074    1,115,800   7,435,282    540,913      186,244        8,613     8,171,052
OPERATING INCOME .....    157,924     136,986       45,324     340,234     51,632       29,163     (12,917)       408,112
SEGMENT ASSETS .......  9,036,481   4,015,939    1,733,066  14,785,486  1,013,695    4,628,545      592,367    21,020,093
CAPITAL EXPENDITURES .     59,157      46,437       84,066     189,660      1,075       96,708          216       287,659
DEPRECIATION AND
 AMORTIZATION ........    197,952      63,826       35,082     296,860        783       75,989        4,009       377,641


----------------------------------------------------------------------------------------------------------------------------
THOUSAND PESOS JUNE-2004   CIVIL   INDUSTRIAL      CPC         TOTAL                 INFRAEST.
       CONCEPT              CONST.      CONST.     RODIO     CONSTRUC     HOUSING   OPERATIONS       OTHER       CONSOL.
-----------------------------------------------------------------------------------------------------------------------------

REVENUES                3,151,594   2,422,819    1,046,086   6,620,499    508,987      242,208      314,336     7,686,029
INTERSEGMENT REVENUES
  AND OTHER             1,079,710     334,888        5,379   1,419,978    171,159       40,640      195,941     1,827,717
EXTERNAL REVENUES       2,071,883   2,087,931    1,040,707   5,200,521    337,828      201,568       18,395     5,858,312
OPERATING INCOME          142,475    (54,524)       21,060     109,011      9,788       27,722      (2,992)       143,529
SEGMENT ASSETS          7,104,704   3,846,291    1,790,970  12,741,965  1,007,418    5,250,153      250,788    19,250,324
CAPITAL EXPENDITURES      580,523      21,402       13,397     615,321      3,164       14,860          506       633,852
DEPRECIATION AND
 AMORTIZATION             462,261      13,022       12,013     487,296      1,058       68,425       16,455       573,234


     9. Information for the Mexican Stock Exchange requested in writing on July 10, 1995

     The Company has an American Depositary Receipts program (ADRs), which is effective. Organized markets with their respective countries are as follows:
Mexican Stock Exchange MEXICO, New York Stock Exchange USA and Seaq International of the International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd.

     An only one-share series exist, incorporated to the program. Shares ratio per ADR is 6 to 1. Number of shares subscribed to the program and percentage from common stock at June 30, 2005 are as follows:

        Originally:.......  28,750,000
        Now :.... ........  26,832,306
        Percentage: ......       8.61%

     The Guardian institution or bank for CPO'S is Banamex. The Guardian institution or bank, for ADR'S is Bank of New York.